Mail Stop 3561

August 27, 2007

<u>Via Fax & U.S. Mail</u>

Mr. Torbjorn B. Lundqvist
 Chief Executive Officer and Chief Financial Officer
AVIATION UPGRADE TECHNOLOGIES, INC.
24040 Camino Del Avion, #A303
Monarch Beach, California 92629 USA

> **Re: Aviation Upgrade Technologies, Inc.**
> **Supplemental response letter dated August 10, 2007 regarding the**
> **Form 10-KSB for the year ended December 31, 2006**
> **File No. 0-28347**

Dear Mr. Lundqvist:

      We have reviewed your supplemental response letter to us dated August 10, 2007 in response to our letter of comment dated July 3, 2007 and have the following comments which, unless otherwise stated, should be reflected in an amendment to your December 31, 2006 Annual Report on Form 10-KSB and March 31, 2007 Quarterly Report on Form 10-QSB. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within five business days. The requested amendments should be filed as soon as possible.

FORM 10-KSB (Fiscal Year Ended December 31, 2006)

Management's Discussion and Analysis or Plan of Operation, page 6

1.   We have reviewed the disclosure in the last paragraph on page 6 in response to prior
        comment 2. Please revise to specifically clarify that the 'audit report reflects the
        auditors' conclusion that substantial doubt about your ability to continue as a going
        concern for a reasonable period of time remains.' This comment is also applicable to the
        amended March 31, 2007 Quarterly Report on Form 10-QSB.

Statements of Stockholders' Equity (Deficit), page F-5

2.   We assume that you will omit the fiscal periods 2003 and 2004 from this financial
        statement prior to filing your amendment. We refer to your response to comment 7 in
        your letter dated June 25, 2007. If our assumption is not correct, please advise.

Note 1. 2006 Restatement, page F-7

3.   We have reviewed your disclosures in response to prior comment 3. Please consider
        limiting the information shown on pages F-8 through F-11 to only providing the specific
        line items for each financial statement that has been restated. See paragraph 26(a) of
        SFAS 154 for guidance. Also, include the dollar change or percent change for each line
        item restated.

4.   With respect to the narrative discussion on page F-7, expand the "third errors" to describe
        the nature of the change in accounting estimate of $19,046. Also for the "fourth errors,"
        describe the nature of the errors in calculation and estimation of expense accrual for the
        certain expense items, and disclose the expense categories and amounts involved. For
        the "remainder errors," please describe the nature of the change in accounting estimates
        and explain how these differ from those included under the "fourth errors."

5.   Please include a restatement footnote in your amended March 31, 2007 Quarterly Report
        on Form 10-QSB, similar to the footnote in the amended December 31, 2006 Annual
        Report on Form 10-KSB.

Note 10. Income Taxes, page F-18
and
Note 12. Related Party Transactions, page F-20

6.   See the tabular disclosure on page F-19 for income taxes. Please ensure that the fiscal
        year 2006 net loss agrees with the "restated" amount shown in the statements of
        operations. Also, see the first sentence of the second paragraph on page F-20. If
        appropriate, please revise the amount of your 'payroll and related expenses' payable at
        December 31, 2006 to be $739,836 as shown on the balance sheet rather than $142,894
        as disclosed in this note. Similar revisions, as applicable, should be made in the amended

March 31, 2007 Quarterly Report on Form 10-QSB, such as Note D for "loss per share." In addition, with respect to your fiscal 2007 Forms 10-QSB, please limit your loss per share amounts to two decimal places.

Note 12. Related Party Transactions, page F-20

7.   Refer to your response to our prior comment 7 with regard to royalty payments owed to Mr. Lundqvist. You state that the royalties waived in prior fiscal periods were not material to your financial statements. You also represent that the cost of restating prior periods would be very material, particularly because your previous auditor is no longer registered with the PCAOB and that the financial statements would require a reaudit. In view of your circumstances and based upon the numerical analysis you have presented, we will not object if you elect not to restate prior periods for royalties waived in those periods. Please state in your filing that royalties were incurred and were waived in fiscal periods prior to 2006 but that these transactions were not recorded because the amounts are not considered to be material to the financial statements.

8.   However, your accounting and disclosures with respect to the fiscal 2006 royalty obligations do not appear to be in accordance with GAAP. Specifically, you state in this footnote that Mr. Lundqvist did not waive the royalty payments in 2006 and that $4,302 was recorded as a liability. However, you also state in Note 4 that Mr. Lundqvist waived the amount due in 2006 and this representation appears to be consistent with the disclosures in Note 1. Please revise your filing to clearly explain whether or not the royalty payments were waived. Further, if the fiscal 2006 royalty payments were waived, please tell us and disclose the date upon which the waiver was received. If the waiver occurred prior to December 31, 2006, the royalty obligation must be recorded as an expense in 2006 and a corresponding credit for the capital contribution must be recorded in the Statement of Stockholders' Equity for 2006 (page F-5). This is an accumulating/recurring error and it relates to a transaction with a related party. Further, it is one of multiple adjustments that should be recorded for fiscal 2006 and we do not agree that it is appropriate to selectively omit one of them. For these reasons, we do not consider the omission of these accounting entries on an ongoing basis to be in accordance with GAAP or to constitute an "immaterial" omission. Please consider the comment below and revise your financial statements as appropriate.

9.   In this regard, it appears to us that the decision to forgive the fiscal 2006 royalty obligation may have occurred in fiscal 2007 and in connection with this review process. If our understanding is correct, the obligation should continue to be recorded as an expense and an account payable as of December 31, 2006. Events and circumstances that occur subsequent to year end should not be recorded retroactively. Instead, the waiver should be recorded as a debit to accounts payable and a credit for the capital contribution in the appropriate quarter of fiscal 2007. Please revise or advise.

10.   As a related matter, please consider the appropriate timing of the other adjustments you propose as well, prior to filing your amendment. Your attention is invited to paragraph 11 of SFAS 5 and to paragraph 19 of SFAS 154 for guidance.

Item 8a. Controls and Procedures, page 12

11.   We note that you have filed a Form 8-K disclosing that the fiscal 2006 financial statements filed in your Form 10-KSB should no longer be relied upon due to the combined effect of multiple financial statement errors. However, it appears that you continue to believe that your disclosure controls and procedures were effective as of December 31, 2006. Given the number and nature of the various accounting and reporting errors, the number of individual accounts and financial statement line items impacted and the apparent existence of one or more internal control weaknesses, please expand your related disclosures. For example, please consider expanding your remarks to address the specific facts and circumstances resulting in restatement. Explain how you have evaluated each such matter and why your conclusion regarding the effectiveness of disclosure controls and procedures remains unchanged. In this regard, we note your remarks regarding materiality. However, please tell us how you have reached the conclusion that each of these individual errors is both quantitatively and qualitatively immaterial. Consider the conclusions that you have reached in your Forms 10-QSB/A and 10-QSB before filing these documents as well.

12.   Please tell us how why you believe that no further errors of these various kinds will occur on an ongoing basis, in either the audited or the unaudited financial statements that you file. You do not appear to have made any significant changes in your disclosure controls and procedures. Please explain.

Exhibit 32 Certifications

13.   Please ensure that the first paragraph indicate that the filing represents an "Amended" Form 10-KSB for the year ended December 31, 2006.   This comment is also applicable to Exhibits 31 and Exhibits 32 filed with the amended March 31, 2007 Quarterly Report on Form 10-QSB.

****

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Closing

You may contact Ms. Beverly A. Singleton, Staff Accountant, at (202) 551-3328 or Ms. Margery E. Reich, Senior Staff Accountant, at (202) 551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief